UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Bancorp of New Jersey, Inc.
(Exact name of registrant as specified in charter)

New Jersey	20-8444387

(State of incorporation or organization)	(I.R.S. Employer Identification No.)
1365 Palisade Ave, Fort Lee, New Jersey 07024
(Address of Principal Executive Offices) (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Exchange Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common stock	American Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates:                                          (if applicable)
Securities to be registered pursuant to Section 12(g) of the Exchange Act:
None

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.
     Bancorp of New Jersey, Inc., a New Jersey corporation, referred to as the “Company,” is registering its class of common stock, no par value per share, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” in connection with the listing of the Company’s class of common stock on the American Stock Exchange on or about June 3, 2008.
     The following description summarizes the terms of the Company’s class of common stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to the Company’s certificate of incorporation and the Company’s amended and restated bylaws, copies of which have been filed as exhibits to the Company’s registration statement on Form S-4 (File No. 333-141124), filed with the Securities and Exchange Commission on March 7, 2007, as amended by Amendment No. 1 on Form S-4/A, filed on April 27, 2007 and Amendment No. 2 on Form S-4/A, filed on May 15, 2007.
     The Company’s authorized capital stock consists of 20,000,000 shares of common stock, no par value per share. As of May 31, 2008, there were 4,995,875 shares of the Company’s class of common stock outstanding, 697,984 shares of common stock reserved for issuance under stock option plans, and 827,898 shares of common stock reserved for issuance under stock purchase warrants.
     The Company’s class of common stock does not have any conversion, sinking fund or redemption provisions, does not subject shareholders to liability to further capital calls, or restrict the shareholders’ ability to transfer shares (subject to restrictions on transfer under federal and state securities laws and regulations).
Dividend Rights
     Holders of the Company’s class of common stock are entitled to dividends when, as, and if declared by the Company’s board of directors, subject to the restrictions imposed by the New Jersey Business Corporation Act, or “NJBCA,” and certain regulatory requirements applicable to the Company as a result of its status as a bank holding company. The statutory limitations applicable to the Company are that dividends may not be paid if the Company would be unable to pay its debts as they become due in the usual course of its business or if the Company’s total assets would be less than its total liabilities. In addition, regulations of the Board of Governors of the Federal Reserve System applicable to bank holding companies will limit the Company’s ability to pay dividends as a result of requirements to maintain adequate capital ratios and for other reasons.
Voting Rights
     Under the NJBCA and the Company’s certificate of incorporation, each share of the Company’s class of common stock is entitled to one vote per share on each matter submitted to a vote of the Company’s shareholders. Under the NJBCA, the affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is required to approve any action, other than the election of directors, unless a corporation’s certificate of incorporation provides for a greater voting requirement. The Company’s certificate of incorporation does not provide for any such greater voting requirement.
     Under the NJBCA, the Company is authorized to have one or more directors. The Company’s amended and restated bylaws provide that the number of directors constituting the entire board of directors be no less than one nor more than twenty-five in number and authorizes the board to fix the number constituting the entire board within the foregoing limits. The number of directors constituting the Company’s entire board of directors is currently fixed at eighteen.
     The Company’s certificate of incorporation provides for a classified board of directors. The Company’s board of directors is classified into three separate classes, with approximately one-third of the directors elected each year and each class of directors serving for three years. Directors will be elected by a plurality of votes cast at an election and cumulative voting is not permitted or required.
Liquidation Rights
     In the event of liquidation, dissolution or winding up of the Company, holders of the Company’s class of common stock would be entitled to receive, on a pro rata per share basis, any assets distributable to shareholders, after the payment of debts and liabilities and after the distribution to holders of any outstanding shares hereafter issued which have prior rights upon liquidation.
Preemptive Rights
     Under the NJBCA, shareholders may have preemptive rights if these rights are provided in a corporation’s certificate of incorporation. The Company’s certificate of incorporation, however, does not provide for preemptive rights.
Appraisal Rights
     Under the NJBCA, shareholders of the Company will have appraisal rights, subject to the broad exceptions described below, upon certain mergers or other reorganizations. Appraisal rights for shareholders of the Company will not be available in any such transaction if shares of the Company are listed for trading on a national securities exchange or held of record by more than 1,000 holders. As of May 31, 2008, there were approximately 1,185 holders of shares of the Company’s class of common stock. In addition, appraisal rights are not available to shareholders of an acquired corporation if, as a result of the transaction, shares of the acquired corporation are exchanged for any of the following: cash; any securities listed on a national securities exchange or held of record by more than 1,000 holders; or any combination of cash and such securities. The NJBCA also provides that a corporation may grant appraisal rights in other types of transactions or regardless of the consideration received by providing for such rights in its certificate of incorporation. The Company’s certificate of incorporation, however, does not provide for any such additional appraisal rights.
Shareholders Protection Act
     A provision of the NJBCA referred to as the “New Jersey Shareholders Protection Act” or, the “Protection Act,” prohibits certain business combinations involving certain New Jersey corporations and an interested shareholder. An “interested shareholder” is defined generally as one who is the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding stock of the corporation. The Protection Act prohibits those business combinations subject to the Protection Act for a period of five years after the date the interested shareholder acquired his, her or its stock, unless the transaction was approved by the corporation’s board of directors prior to the time the interested shareholder acquired his, her or its shares. After the five year period expires, the prohibition on business combinations with an interested shareholder continues unless certain conditions are met. The conditions include: that the business combination is approved by the board of directors of the target corporation; that the business combination is approved by a vote of two-thirds of the voting stock not owned by the interested shareholder; and that the shareholders of the corporation receive a price in accordance with a fair price formula set forth in the Protection Act. Because the Company will be a reporting company under Section 12 of the Exchange Act, the Protection Act will be applicable to it.

Item 2.	Exhibits.
     The below described exhibits, each of which is attached as an exhibit to the Company’s registration statement on Form S-4 (File No. 333-141124), filed with the Securities and Exchange Commission on March 7, 2007, as amended by Amendment No. 1 on Form S-4/A, filed on April 27, 2007 and Amendment No. 2 on Form S-4/A, filed on May 15, 2007, are hereby incorporated by reference.

Exhibit No.	Description
3.1	Certificate of Incorporation

3.2	Amended and Restated Bylaws

4.1	Specimen form of stock certificate
SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Bancorp of New Jersey, Inc.
Date: June 2, 2008	By:	Albert F. Buzzetti
Albert F. Buzzetti
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
3.1	Certificate of Incorporation

3.2	Amended and Restated Bylaws

4.1	Specimen form of stock certificate
Each of the above described exhibits is attached as an exhibit to the Company’s registration statement on Form S-4 (File No. 333-141124), filed with the Securities and Exchange Commission on March 7, 2007, as amended by Amendment No. 1 on Form S-4/A, filed on April 27, 2007 and Amendment No. 2 on Form S-4/A, filed on May 15, 2007.